SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

HOME SOLUTIONS OF AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

437355100

(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 437355100	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Michael J. McGrath, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,725,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,725,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 437355100	13D	Page 3of 8 Pages

1.	Names of Reporting Persons Susan C. McGrath
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,725,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,725,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 437355100	13D	Page 4 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (“Common Stock”) of Home Solutions of America, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1500 Dragon Street, Suite B, Dallas, Texas 75207.

ITEM 2. IDENTITY AND BACKGROUND.

Michael J. McGrath, Jr. (“Michael McGrath”) and Susan C. McGrath (“Susan McGrath”) are a married couple..

(a) This Schedule 13D is filed by each of Michael McGrath and Susan McGrath.

(b) The business addresses of each of Michael McGrath and Susan McGrath is set forth below in clause (c).

(c) The present principal occupation of Michael McGrath is president of US Mortgage Corp., whose address is 19 Chapin Road, Pine Brook, New Jersey 07058. The present principal occupation of Susan McGrath is vice president of US Mortgage Corp., whose address is 19 Chapin Road, Pine Brook, New Jersey 07058.

(d) Neither Michael McGrath nor Susan McGrath has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Michael McGrath nor Susan McGrath has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Michael McGrath and Susan McGrath are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Michael McGrath and Susan McGrath, using various brokerage accounts, jointly purchased the shares of the Issuer’s Common Stock with personal joint investment funds in the amount of approximately $4.8 million.

ITEM 4. PURPOSE OF TRANSACTION.

Michael McGrath and Susan McGrath, a married couple, jointly purchased the shares through brokers and intend to hold such securities for investment purposes.

Neither Michael McGrath nor Susan McGrath has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Michael McGrath and Susan McGrath may acquire or dispose of securities of the Issuer, depending on a variety of factors, including market conditions and their investment strategies.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Michael McGrath and Susan McGrath, a married couple, jointly own 2,725,000 shares of the Issuer’s Common Stock, which number of shares constitute approximately 5.7% of the total outstanding shares of the Issuer’s Common Stock.

(b) Michael McGrath and Susan McGrath, a married couple, jointly have the sole power to vote, direct the vote, dispose of, or direct the disposition of 2,725,000 shares of the Issuer’s Common Stock.

(c) A list of transactions during the past 60 days relating to the Issuer’s securities is attached as Exhibit 1 hereto.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Michael McGrath and Susan McGrath are a married couple. Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 437355100	13D	Page 5 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description
1	Transactions in Issuer s Securities During Last 60 Days

CUSIP No. 437355100	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2008
(Date)

/s/ Michael J. McGrath, Jr.
(Signature)
Name:	Michael J. McGrath, Jr.

/s/ Susan C. McGrath
(Signature)
Name:	Susan C. McGrath

CUSIP No. 437355100	13D	Page 7 of 8 Pages

INDEX TO EXHIBITS

Exhibit Number	Description
1	Transactions in Issuer s Securities During Last 60 Days

CUSIP No. 437355100	13D	Page 8 of 8 Pages

EXHIBIT 1

Transactions in the Issuer s Common Stock during the past 60 days. All purchases were made jointly by Michael McGrath and Susan McGrath, a married couple, through brokers in open market transactions.

Date	Shares of Common Stock Purchased (Sold)	Price per Share ($)
12/21/2007	173,913	$1.01
12/28/2007	49,068	$1.05
12/31/2007	141,157	$1.00
12/31/2007	41,819	$1.02
01/04/2008	300,000	$0.95
01/07/2008	183,843	$0.71
01/17/2008	300,000	$0.48
01/18/2008	-10,000	$0.59
01/18/2008	-80,000	$0.64
01/22/2008	-140,000	$0.64
01/23/2008	-9,900	$0.61
01/24/2008	-60,100	$0.62
02/12/2008	78,000	$0.56
02/13/2008	292,000	$0.55
02/14/2008	130,000	$0.55